February 9, 2005

Mail Stop 0510

By U.S. mail and facsimile to (508) 222-0220

Mr. Grant C. Bennett
President and Treasurer, Ceramics Process Systems Corporation
111 South Worcester Street
P.O. Box 338
Chartley, MA  02712-0338


	RE:  	Form 8-K Item 4.01 filed February 8, 2005
		File # 000-16088


Dear Mr. Bennett:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

   General Compliance

1. Please amend your Form 8-K to state the specific date that your former accountant resigned, as required by Item 304(a)(1)(i) of Regulation S-K.

2. Please amend your Form 8-K to state the specific date that you engaged your new accountant. See Item 304 (a)(2) of Regulation S-K.

3. Please amend your Form 8-K to indicate whether the board of directors recommended or approved the decision to change accountants.
See Item 304(a)(1)(iii) of Regulation S-K.


   Disagreements/Reportable Conditions

4. Please amend your Form 8-K to cover the subsequent interim period from the date of the last audited financial statements to the date of resignation regarding any disagreements or reportable conditions. See Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation S-K, respectively. Please include the dates of your fiscal years and the date of resignation in your disclosure.

Exhibit 16

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.




*****



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.






Please file the amendment to your Form 8-K and provide us with your supplemental response via EDGAR in response to these comments within
5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5525.


Sincerely,




Ryan Rohn
Staff Accountant
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Mr. Grant C. Bennett
Ceramics Process Systems Corporation
February 9, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE